[Letterhead of Thompson Hine LLP]

December 8, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer López Attorney Advisor

RE:	ARI Network Services, Inc. (“ARI” or the “Company”) Definitive Additional Soliciting Materials

Filed by Park City Capital, LLC, et al.

Filed November 30, 2016

File No. 001-19608

Dear Ms. López,

On behalf of Park City Capital, LLC (“Park City”), Park City Capital Offshore Master, Ltd., John M. Mueller and Michael J. Fox, we are responding to your letter dated December 6, 2016 in connection with the definitive additional proxy soliciting materials filed by Park City Capital, LLC, et al on November 30, 2016. We have reviewed the comments of the Staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in bold, with responses following.

General

1.	Please avoid issuing statements in your additional soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Please disclose the factual foundation for the following assertions:

•	“ARI has failed to disclose” information about his involvement with a “public company . . . that was charged by the SEC with a massive multi-year accounting fraud.” Please clarify if ARI was required to disclose such information.

Response: As stated in the Company’s proxy statement, Mr. Mortimore has served as a director of the Company since 2004 but the Company has not disclosed his involvement with accounting fraud at Merge Healthcare in its filings with the Commission until now. As Mr. Mortimore has been on the Company’s audit committee since 2004, has served as the Company’s audit committee chair since 2007, and continues to serve in that capacity, his involvement with a “public company . . . that was charged by the SEC with a massive multi-year accounting fraud” is material to an evaluation of his integrity as a director and his ability to properly exercise oversight over the Company’s financial reporting and its risk management functions.

Rule 14a-9, an anti-fraud rule included in the proxy rules, provides that “[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.” Thus, Park City believes that the Company was required, and failed, to disclose Mr. Mortimore’s involvement with the accounting fraud at Merge Healthcare in its proxy statements and annual reports filed with the Commission for years.

•	“the ARI board attempt[ed] to hide its shareholder list from Park City Capital, to which it was lawfully entitled .. . .” and

Response: It is commonly thought to be the black letter law of Delaware and other states that a shareholder, pursuant to a lawful inspection demand, is entitled to receive a copy of a company’s list of record shareholders and also a NOBO list if the company has a NOBO list in its possession or control. A NOBO list is provided by DTC and shows a listing of “non-objecting beneficial owners” of shareholders who hold their shares through banks, brokers and other intermediaries.

On October 24, 2016, Park City’s proxy advisor was informed by DTC’s agent that the Company had placed an order for a NOBO list as of a date on or about the record date for the Company’s annual meeting.

On October 25, 2016, Park City sent (via e-mail) a demand for records and documents under state law to the Company, which included a request for the Company’s list of record shareholders and NOBO list, with specific reference to the NOBO list that had already been ordered by the Company.

On October 26, 2016, Park City’s proxy advisor was informed by DTC’s agent that the Company no longer had an order for a NOBO list as of a date on or about the record date for the annual meeting.

On October 31, 2016, the Company sent (via e-mail) a letter to Park City stating that it would provide a copy of only its record holder list. The Company also noted in its letter that it rejected Park City’s request for any NOBO or other shareholder list that might come into the Company’s possession or control between the date of Park City’s October 25, 2016 demand letter and the date of the annual meeting.

On November 2, 2016, the Company provided its record holder list to Park City (via e-mail).

On November 2, 2016, Park City’s proxy advisor was informed by DTC’s agent that the Company placed a new order for a NOBO list as of a date on or about the record date for the annual meeting.

Park City’s proxy advisor was informed by DTC’s agent that the Company would receive a NOBO list on November 4, 2016 via overnight delivery.

On November 4, 2016, Park City sent (via e-mail) a second demand letter to the Company demanding a NOBO list and threatening to assert litigation against the Company if it did not provide a copy of the NOBO list that the Company received on November 4, 2016.

On November 7, 2016, counsel for the Company called and e-mailed counsel for Park City. In a call between the respective counsel on November 8, 2016, counsel for the Company said that the Company would provide a copy of the NOBO list to Park City if Park City dropped its other document demands and provided a release and waiver to the Company and its directors.

On November 9, 2016, counsel for Park City responded (via e-mail) to counsel for the Company that Park City is entitled to the NOBO list under law and that it would not agree to the conditions that the Company proposed to impose on Park City in order to receive a copy of the NOBO list. Park City’s counsel demanded the NOBO list be provided without any conditions being attached.

On November 10, 2016, the Company provided a copy of the NOBO list to Park City (via e-mail). The Company stated that it was providing the list “based on our confidence in the support we anticipate from ARI’s shareholders…,” which of course is not a basis under law to deny or condition the delivery of a NOBO list but rather reflects a motive for withholding the list.

In Park City’s November 4 letter to the Company, it accused the Company of engaging in a “concerted scheme to deny the NOBO list to Park City” and specified that the Company had ordered a NOBO list, then cancelled the order, then responded to Park City’s lawful demand and denied the NOBO list, and then promptly reordered the list. In Park City’s counsel’s November 9 e-mail to the Company’s counsel, Park City’s counsel again reiterated that the Company had tried to “hide the ball on the NOBO list.” In Park City’s noted press release of November 30, Park City stated that “the ARI board attempt[ed] to hide its shareholder list from Park City, to which it was lawfully entitled…” The Company has not responded to any of these charges.

•	the suggestion that Mr. Luden is not an independent director due to his “close friend[ship] with ARI’s CEO . .. .”

Response: On one occasion, Mr. Luden indicated to Mr. Fox that Mr. Luden and Mr. Olivier, the Company’s CEO, were close personal associates since the 1980s. On another occasion, Mr. Luden indicated to Mr. Fox that Mr. Olivier worked for Mr. Luden for several years in the 1980s. NASDAQ Listing Rule 5605(a)(2) defines an “Independent Director” as “a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.” IM-5605 provides that “[i]t is important for investors to have confidence that individuals serving as Independent Directors do not have a relationship with the listed Company that would impair their independence.” In addition to applying the bright-line tests enumerated in Rule 5605(a)(2), “[t]he board has a responsibility to make an affirmative determination that no such relationships exist . . ..” (IM-5605). Park City questions whether Mr. Luden can truly be independent from management due to his history with the Company’s CEO.

If you have any questions, please contact me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork

Derek D. Bork

-4-